

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2023

Jay Burnham
Chief Financial Officer
Seaport Global Acquisition II Corp.
360 Madison Avenue, 23rd Floor
New York, NY 10017

      **Re:  Seaport Global Acquisition II Corp.**
           **Form 10-K for the fiscal year ended December 31, 2021**
           **Filed April 1, 2022**
           **File No. 001-41075**

Dear Jay Burnham:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Real Estate & Construction